

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 10, 2007

Mr. Gerhard J. Neumaier
President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

      RE: Form 10-K for Fiscal Year Ended July 31, 2006
              Forms 10-Q for Fiscal Quarters Ended October 28, 2006,
              January 27, 2007 and April 28, 2007
              File No. 1-9065

Dear Mr. Neumaier:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief